UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 15, 2020

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 16/Oct to 23/Oct

TIM S.A. ("TSA" or “Company”), incorporating company of its parent company TIM PARTICIPAÇÕES S.A. (“TPAR”) (B3: TIMP3; NYSE: TSU), in compliance with Circular Letter No. 7/2020-CVM / SEP and in accordance with the provisions of CVM Instruction No. 358/02 and CVM Instruction No. 480/09, inform to their shareholders and the market in general the participation of their executives in online events, as follows:

Alexandre de Oliveira Dal Forno – Executive manager of Corporate Marketing

Event: Congresso Agro Digital

Date and time: October 16th, 2020, at 9:00 a.m.

Link: http://congressoagrodigital.com/

Topics to be discussed: 4G and connectivity in agribusiness

Mario Girasole – Regulatory and Institutional Affairs Officer

Event: IIC Webinar

Date and time: October 20th, 2020, at 11:00 a.m.

Link: www.iicom.org/event/digital-transformation-latam/

Topics to be discussed: Digital transformation post COVID-19: LatAm responses to the digital divide.

João Gabriel Evangelista Aleixo – Innovation and Technology Specialist

Event: TIP Insights Series: LATAM

Date and time: October 20th, 2020, at 1:00 p.m.

Link: https://hopin.to/events/tip-insights-series-latam

Topics to be discussed: The Future of Transport Technologies: Innovation and Connectivity in Latin America

Paulo Henrique Campos – Customer Service Operations Director

Event: Consumidor Moderno

Date and time: October 21st, 2020, at 3:00 p.m.

Link: www.youtube.com/user/consumidormoderno

Topics to be discussed: The evolution in relationships - an innovative platform to change the game of quality in customer service

Alexandre de Oliveira Dal Forno – Executive manager of Corporate Marketing

Event: Câmara Ítalo Brasileira de Comércio, Industria e Agricultura

Date and time: October 21st, 2020, at 11:00 a.m.

Link: https://us02web.zoom.us/j/82609203945

Topics to be discussed: Brazil: Opportunities and challenges in the information technology market

Event: ConectaAgro

Date and time: October 21st, 2020, at 7:00 p.m.

Link: www.youtube.com/channel/UCdPXr24GLgATOwhyr2mCfxA

Topics to be discussed: Digital agriculture: the real benefits of a connected property.

Renato Ciuchini – Strategy and Transformation Director

Event: Digital Mobishop

Date and time: October 22nd, 2020, at 2:00 p.m.

Link: https://mobishop.com.br/

Topics to be discussed: Mobile-payment, Mobile-banking e Mobile-commerce.

Rio de Janeiro, October 15th, 2020.

TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 15, 2020	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer